Registration with Foreign Financial Regulatory Authorities

Additional Foreign Regulators

Foreign Financial Regulatory Authority:
Australian Prudential Regulation Authority (APRA)
Australian Securities and Investments Commission (ASIC)
Australian Transaction Reports and Analysis Centre (AUSTRAC)
Registration No. (if any): ACN :074 112 011
Country: Australia

Foreign Financial Regulatory Authority:
Central Bank (BCRA)
Country: Argentina

Foreign Financial Regulatory Authority: Central Bank of Bahrain
Registration No. (if any): Comm. Reg. 5070
Country: Bahrain

Foreign Financial Regulatory Authority: National Bank of Belgium
Registration No. (if any): 0427.527.696
Country: Belgium

Foreign Financial Regulatory Authority: CMF
Registration No. (if any): 0041
Country: Chile

Foreign Financial Regulatory Authority: ACPR
Registration No. (if any): 30628
Country: France

Foreign Financial Regulatory Authority: Japanese Financial Services Agency (FSA)
Registration No. (if any): 91
Country: Japan

Foreign Financial Regulatory Authority: JFSC
Registration No. (if any): DC0040
Country: Jersey

Foreign Financial Regulatory Authority: FSS
Registration No. (if any): 110181-0016903
Country: Korea

Foreign Financial Regulatory Authority: Labuan Financial Services Authority
Registration No. (if any):
License No: 960054C
Company No: LF00756
Country: Malaysia

Foreign Financial Regulatory Authority: Reserve Bank of Australia (RBNZ)
Registration No. (if any): 1996894
Country: New Zealand

Foreign Financial Regulatory Authority:
Bangko Sentral ng Pilipinas
Philippine Economic Zone Authority
Registration No. (if any): F-824, FS-2005109381
Country: Philippines

Foreign Financial Regulatory Authority: Qatar Financial Centre Regulatory Authority (QFCRA)
Registration No. (if any): QFC NO. 00128
Country: Qatar

Foreign Financial Regulatory Authority: Saudi Central Bank (SAMA)
Registration No. (if any): 1010215443
Country: Saudi Arabia

Foreign Financial Regulatory Authority: Monetary Authority of Singapore
Registration No. (if any): N/A
Country: Singapore

Foreign Financial Regulatory Authority:
Registration is with the Commercial Register of the Canton of Zurich.
Regulator is the Swiss Financial Market Supervisory Authority "FINMA"
Registration No. (if any): CHE-109.823.882
Country: Switzerland

Foreign Financial Regulatory Authority: Financial Supervisory Commission
Registration No. (if any):
Banking license Ref. No: 100012
Bank code: 076
Country: Taiwan

Foreign Financial Regulatory Authority: Ministry of Commerce
Registration No. (if any): 100539000280
Country: Thailand

Foreign Financial Regulatory Authority: BRSA, CBT
Registration No. (if any): N/A
Country: Turkey

Foreign Financial Regulatory Authority: Dubai Financial Services Authority (DFSA)
Registration No. (if any): CL0261
Country: United Arab Emirates

Foreign Financial Regulatory Authority: Financial Conduct Authority, Prudential Regulation Authority
Registration No. (if any): BR000746
Country: United Kingdom